July 14, 2022

Rebecca Marquigny

Senior Counsel

Mr. Jay Williamson

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. Marquigny:

This letter responds to telephonic comments Mr. Williamson provided to Mr. Parker Bridgeport on July 1, 2022, relating to an amendment the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the BCM Market Neutral Fund (formerly BCM Decathlon Moderate Fund the "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to this letter.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked version of relevant portions of the prospectus are attached to aid in the review of the Registrant's responses. Strategy refinements (not related to any SEC staff comments) provided by the sub-adviser are also included in the marked prospectus.

Prospectus

Comment 1. With respect to the investment objective change, please explain supplementally (i) the difference between capital appreciation and capital gains, (ii) what is intended by the objective change, and (iii) how is this reflected in the strategy.

Response. (i) Because the Fund will have a high turnover of its entire portfolio, gains will be realized capital gains from buying and selling securities. Consequently, the Fund’s share price is expected to rise until the gains are paid out (at least yearly) to allow the Fund to maintain its status as a regulated investment company (RIC) under subchapter M of the Internal Revenue Code. (ii) the change in objective from seeking income and capital appreciation to seeking capital gains was made to align with the strategy shift of the Fund from holding income producing securities (e.g. debt instruments and dividend paying stocks) and holding stocks that were expected to appreciate in value to a high-turnover long-short strategy that is intended to produce realized capital gains. (iii) The revised strategy focus is reflected in the dislcosures that state “…investing, long or short, primarily in common stocks and exchange-traded funds ("ETFs") that each invest primarily in common stocks…” and “…re-evaluates undervalued/overvalued status frequently, which results in relatively high portfolio turnover.”

Comment 2. In the fee table, please confirm (i) which elements are estimated (ii) which are historical, and (iii) if the cost of ReFlow is included and, if not why not?

Response. (i) The Registrant so confirms that management fee, 12b-1 fee and acquired fund fees and expenses are historical (or reflect current contract terms of management agreement); (ii) other expenses are estimated and composed primarily of short selling costs; (iii) based on the Registrant’s experience with Reflow (zero use), the estimated expense is estimated at zero.

Comment 3. If the proprietary quantitative ranking system used by the sub-adviser for the current strategy is different than the one used under the previous strategy, please describe supplementally.

Response. Upon review, the Registrant notes that the systems are similar in that they are quantitatively based, but the long-short ranking system is more focused than that of the prior strategy which relied upon primarily historical return and volatility data and covered more asset classes (U.S. and Foreign Common Stocks, U.S. and Foreign Government Fixed Income Securities, U.S. and Foreign Corporate Fixed Income Securities, U.S. Real Estate-Related Securities (“REITs”), U.S. and Foreign Currencies, and Commodities (through commodity-linked securities)). The current quantitative ranking system combines both confidence-based statistical analysis with human oversight that is intended to identify both favorable outlooks as well as unfavorable outlooks.

Comment 4. In the strategy section please endeavor to explain in plain English what is meant by automated formula discovery, and rigorous, confidence-based statistical analysis with human oversight.

Response. The Registrant has revised disclosures to restate in plain English as follows.

Automated formula discovery is a form of computer program that analyzes raw data, detects patterns, and translates those patterns into mathematical formulas that can be used to forecast security prices.

Confidence-based statistical analysis is a form of statistical analysis that gives greater weight to factors that are identified as more-certain and less subject to randomness and less subject to produce erroneous predictions.

The human oversight dimension is a common-sense logic check on the output of the mathematical models that is intended to weed out highly unprobeable results, such as very large negative interest rates.

Comment 5. In the strategy section please endeavor to explain in plain English what is meant by proprietary quantitative ranking system.

Response. The Registrant has revised disclosures to restate in plain English as follows.

The proprietary quantitative ranking system forecasts which asset classes or specific securities are expected to have the highest to lowest returns.

Comment 6. In the strategy section please endeavor to explain in plain English what is meant by “standard deviation of Fund returns of approximately 3% - 8% annualized.”

Response. The Registrant has amended disclosures to include the following. Standard deviation is a statistical measure of variation or volatility of returns. Investors prefer returns with a lower standard deviation.

Comment 7. In the strategy section, please clarify under what circumstances the sub-adviser uses futures and swaps.

Response. The Registrant has revised disclosures to state “The Sub-Adviser may also use stock futures and swaps as a temporary substitute for underlying stocks, to attempt to hedge portfolio risk, or manage overall market exposure. The Sub-Adviser reduces futures and swaps exposure as attractive specific stocks and asset class representative ETFs are found.”

Comment 8. (i) In the strategy section, please clarify when uncovered puts and calls are used and how they are determined to be more advantageous than other instruments. (ii) In general, endeavor to provide more-specific derivative disclosures.

Response. (i) The Registrant has revised related disclosures to state the Sub-Adviser uses uncovered puts and calls primarily so the Fund will benefit from the erosion of the time value of an option. The Registrant has given thought to further disclosures related to option pricing and believes that to try to elaborate on the nuanced mathematics of option pricing would not be helpful to shareholders. (ii) The Registrant has endeavored to provide more-specific derivative disclosures.

Comment 9. In the risks section, under Quantitative Investing Risk, please revise the first sentence to provide greater clarity.

Response. The Registrant has deleted the extraneous words in the sentence. The value of securities selected using quantitative "machine learning" analysis ~~machine learning~~ can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental analysis.

Comment 10. In the risks section, under Options, include unlimited losses if appropriate.

Response. The Registrant has added unlimited losses to the risk disclosures.

Comment 11. In the risks section, under Emerging Market Risk, delete “described below.”

Response. The Registrant has made the requested revision.

Comment 12. In the risks section, under Limited History of Operations Risk, please elaborate on the risks.

Response. The Registrant has made the requested revision. The Fund has little or a limited history of operations under its revised strategy. If the Fund does not raise sufficient assets to operate efficiently, it may liquidate which could have negative tax consequences for shareholders and cause shareholders to incur expenses of liquidation.

Comment 13. In the risks section, under Short Selling Risk, please include unlimited losses if appropriate.

Response. The Registrant has added unlimited losses to the risk disclosures.

Comment 14. Regarding the Trust’s Agreement and Declaration of Trust, Article X, Section 7 “Applicable Law,” please explain supplementally: (a) the general purpose of the section; (b) specific purpose of (vii) “the establishment of fiduciary or other standards of responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of the Trustees set forth or referenced in this Trust Instrument;” (c) what duties are owed by Trustees under the Agreement and Declaration of Trust and Delaware law; (d) if any fiduciary duties are intended to be waived, and if so what is the goal of such waiver.

Response. The Registrant has reproduced the relevant section below for ease of reference.

This Trust Instrument and the Trust created hereunder are governed by and construed and administered according to the Delaware Act and the applicable laws of the State of Delaware; provided, however, that there shall not be applicable to the Trust, the Trustees or this Trust Instrument (a) the provisions of Section 3540 of Title 12 of the Delaware Code, or (b) any provisions of the laws (statutory or common) of the State of Delaware (other than the Delaware Act) pertaining to trusts which relate to or regulate (i) the filing with any court or governmental body or agency of trustee accounts or schedules of trustee fees and charges, (ii) affirmative requirements to post bonds for trustees, officers, agents or employees of a trust, (iii) the necessity for obtaining court or other governmental approval concerning the acquisition, holding or disposition of real or personal property, (iv) fees or other sums payable to trustees, officers, agents or employees of a trust, (v) the allocation of receipts and expenditures to income or principal, (vi) restrictions or limitations on the permissible nature, amount or concentration of trust investments or requirements relating to the titling, storage or other manner of holding of trust assets, or (vii) the establishment of fiduciary or other standards of responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of the Trustees set forth or referenced in this Trust Instrument. The Trust shall be of the type commonly called a Delaware business trust, and, without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust under Delaware law. The Trust specifically reserves the right to exercise any of the powers or privileges afforded to trusts or actions that may be engaged in by trusts under the Delaware Act, and the absence of a specific reference herein to any such power, privilege or action shall not imply that the Trust may not exercise such power or privilege or take such actions.

Response. (a) The general purpose of Article X, Section 7, is to distinguish the operations of the Trust as a statutory trust from the operations of other types of trusts such as a testamentary trust as this seems to be a source of confusion for certain shareholders. The Registrant notes that shareholder confusion may result from the naming conventions of the Delaware statutes, i.e., statutory trusts are included under the larger heading TITLE 12, Decedents’ Estates and Fiduciary Relations. (b) The Registrant notes that the inclusion of “the establishment of fiduciary or other standards of responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of the Trustees set forth or referenced in this Trust Instrument;” was made out of an abundance of caution to make clear that any confliction aspects of the Delaware statutes are inapplicable. For example, unless expressly disclaimed, Title 12 - Decedents' Estates and Fiduciary Relations, CHAPTER 35 TRUSTS, Subchapter III. General Provisions, § 3540 Powers and duties of certain trustees; could be considered inconsistent with a Fund’s need to conform to subchapter M of the Internal Revenue Code. (c) The Agreement and Declaration of Trust makes no attempt to expressly disavow any fiduciary duties but does invoke limitation of liability and indemnification subject to conduct no more culpable than negligence. The Registrant notes that Delaware permits fiduciary duties to the beneficial owners or the statutory trust to be expanded, restricted, or eliminated in the trust agreement; provided only that the trust agreement may not eliminate the implied contractual covenant of good faith and fair dealing. Furthermore, Delaware does not define the fiduciary duties of the trustee, leaving the matter to common law. A common assumption is that trustees of a DST have the same fiduciary duties as directors of a Delaware corporation, i.e., duty of care and loyalty. (d) The Registrant notes that the Trust makes no attempt to limit fiduciary duties (i.e., care, loyalty, and good faith).

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If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

Parker Bridgeport

Attachment